GIORDANO

02 MAR 21 AM 8:18

02028094

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
[redacted]9 Cheung Sha Wan Road,
n, Hong Kong.
2) 2746 5168
2) 2785 0343 / 2370 8864
w.giordano.com.hk

BY COURIER

March 18, 2002

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re: Giordano International Limited (the "Company") – Sec File No. 82-3780

We attach the Company's notice of Annual General Meeting which was published today for your attention.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

SUPPL

Alice Leung
Company Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Encl.

LA/mc/fc

GIORDANO

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited (the "Company") will be held at 5th Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 25, 2002 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2001.
2. To declare a final dividend for the year ended December 31, 2001.
3. To declare a special dividend for the year ended December 31, 2001.
4. To re-elect retiring directors.
5. To re-appoint the auditors and to authorize the directors to fix their remuneration.
6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(1) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (aa) a Rights Issue; or (bb) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (cc) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for or rights to acquire shares of the Company; or (dd) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, *shall not exceed 20% of the aggregate nominal amount of the share capital* of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong)."

not approve or any share issued under any share option scheme for eligible persons including employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any share (whether fully paid up or not) to more than four joint holders or a transfer of any shares (not being a fully paid up share) on which the Company has a lien."

(G) By deleting the existing Bye-Law 165 and substituting therefor the following new Bye-Law:

"165. Any notice or document to be given or issued by the Company to a shareholder (including any "corporate communication" within the meaning ascribed thereto under the rules of the Stock Exchange), shall be in writing, and may be served by the Company on any shareholder:

(i) personally or by sending it through the post in a prepaid envelope or wrapper addressed to such shareholder at his registered address as appearing in the register; or

(ii) by delivering or leaving it at such registered address as aforesaid; or

(iii) by advertisement in the Newspapers; or

(iv) by transmitting it to any facsimile number supplied by such shareholder to the Company for the giving of notices and documents to him; or

(v) by transmitting it to such electronic number or address or website supplied by such shareholder to the Company for the giving of notices and documents to him, provided that the Company has obtained prior written confirmation from such shareholder that such shareholder wishes to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by such electronic means; or

(vi) by placing it on the Company's website and serving a notice to a shareholder stating that the notice or other document is available on the Company's website (a "notice of availability"), provided that the Company has obtained prior written confirmation from such shareholder that such shareholder wishes to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by placing them on the Company's website and that the notice of availability may be served on a shareholder by any of the means set out in this Bye-Law 165.

In the case of joint holders of a share, service or delivery of any notice or other document on or to the joint holder whose name stands first in the register shall for all purposes be deemed a sufficient service on or deliver to all the joint holders. Any such notice or other document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. For the avoidance of doubt, any documents evidencing titles to securities (including share certificates) to be given or issued by the Company to a shareholder may only be served by the Company on any shareholder by the means of (i) or (ii) set out above."

(H) By adding the following new Bye-Law 165A immediately after Bye-Law 165:

"(i) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Registered Office or the Head Office.

(ii) The Board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they think fit for verifying the authenticity or integrity of any such electronic communication. A notice may

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "**THAT** the general mandate granted to the directors of the Company pursuant to the authority given in the resolution set out in item 6(1) in the notice convening this meeting to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

SPECIAL RESOLUTION

(4) "**THAT** the Bye-Laws of the Company be amended as follows:

(A) By adding the following definition immediately before the definition of "appointed newspaper" in Bye-Law 1 (A):

""address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;"

(B) By deleting the existing paragraphs (i) and (iii) of the existing definition of "associates" in Bye-Law 1 (A) and substituting therefor the following new paragraphs (i) and (iii):

"(i) his spouse and any child or step-child under the age of 18 years of the Director or his spouse ("family interests");"

"(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 per cent. (or such amount as may from time to time be specified in the rules, regulations or codes of the stock exchange or other securities regulatory body in the Relevant Territory as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;"

(C) By adding the following definition immediately after the definition of "dividend" in Bye-Law 1 (A):

""electronic" shall have the meaning given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;"

(D) By deleting the existing definition of "writing" or "printing" in Bye-Law 1 (A) and substituting therefor the following new definition:

""writing" or "printing" shall include writing, printing, lithography, photography, typewriting and every other mode of representing words or figures in a legible form, and for the avoidance of doubt, shall include facsimile transmission message, and, if the Board shall in its absolute discretion determine for any purpose or purposes under these Bye-Laws and subject to such terms and conditions as the Board may determine, electronic record or communication."

(E) By deleting the existing Bye-Law 6 (D) and substituting therefor the following new Bye-Law:

"6(D) Subject, where applicable, to the rules of the Stock Exchange or any other relevant regulatory authority from time to time the Company may in accordance with a share option scheme approved by the shareholders in general meeting provide money on such terms as the Board thinks fit for the acquisition of fully or partly paid shares in the Company or its holding company. For the purposes of this Bye-Law, a share option scheme is a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of eligible persons including bona fide employees or former employees (including, notwithstanding Section 96 of the Companies Act, any such bona fide employee or former employee who is or was also a director) of, inter alia, the Company, a subsidiary of the Company or holding company or a subsidiary of the Company's holding company."

(F) By deleting the existing Bye-Law 39 and substituting therefor the following new Bye-Law:

"39. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does

requirements specified by the Board."

(I) By deleting the existing Bye-Law 166 and substituting therefor the following new Bye-Law:

"166. Any shareholder who has not given an express positive confirmation in writing to the Company to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by means of Bye-Law 165 (iv), (v) or (vi) and whose registered address is outside the Relevant Territory may notify the Company in writing of an address in the Relevant Territory which for the purpose of service or delivery of notice or other document by post shall be deemed to be his registered address. Where the registered address of the shareholder is outside the Relevant Territory, notice or any other document, if served or delivered through the post, shall be sent by prepaid airmail letter."

(J) By deleting the existing Bye-Law 167 and substituting therefor the following new Bye-Law:

"167. Any notice or other document:

(i) if sent by post shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within the Relevant Territory and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by electronic means, shall be deemed to be served or delivered on the expiration of twenty-four (24) hours after the transmission is sent unless a written notice of undelivery or written notice of similar nature is returned to the person who has effected such transmission through any relevant system within twenty-four (24) hours from despatch, in which case such notice or document shall be sent to the person by post provided that the date of deemed service or delivery shall be twenty-four (24) hours from the despatch of the original electronic communication. A notice or document placed on the Company's website shall be deemed given by the Company to a shareholder from whom the Company has obtained written confirmation referred to in paragraph (vi) of Bye-Law 165 on the day on which a notice of availability is deemed served on such shareholder; and

(iii) if served or delivered in any other manner contemplated by these Bye-Laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof."

(K) By deleting the existing Bye-Law 170 and substituting therefor the following new Bye-Law:

"170. Any notice or other document or delivered to any shareholder in pursuance of these presents, shall notwithstanding that such shareholder be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any registered shares whether held solely or jointly with other persons by such shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service or delivery shall for all purposes of these presents be deemed a sufficient service or delivery of such notice or other document on his personal representatives and all persons (if any) jointly interested with him in any such shares.""

By Order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 16, 2002

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(3) The Register of Members of the Company will be closed from April 22, 2002 to April 25, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends, (which will be payable on or about May 16, 2002) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on April 19, 2002.

(4) Shareholders are recommended to read the Appendix - Explanatory Statement to the Annual Report which contains important information concerning the ordinary resolution and the special resolution set out in items 6(2) and 6(4) in the above notice.

(5) Concerning the ordinary resolutions set out in items 6(1) and 6(3) in the above notice, the purpose of the general mandate to be conferred on the directors of the Company is to enable them to issue shares up to a specified number without having to first obtain the consent of shareholders in general meeting. The need for such an issue of shares could, for example, arise in the context of a transaction (such as an acquisition) which has to be completed speedily. The directors believe that it is in the interest of the Company if such a general mandate is granted to them. The directors wish to state that they presently do not have any immediate plans to issue any new shares in the Company.